Exhibit 3

Westpac Banking Corporation ABN 33 007 457 141
Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

5 March 2003

The Companies Announcements Platform

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY    NSW    2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - GRANT OF OPTIONS

At Westpac’s Annual General Meeting held on 13 December 2001, shareholder approval was given to the granting of options to the Chief Executive Officer pursuant to the Chief Executive Share Option Agreement 2001 (“Agreement”).  Details of the grant of the Second Option (as defined in the Agreement) are:

Grant date:	4 March 2003

Number of options granted:	One (1) option over 1,100,000 ordinary fully paid Westpac shares. The option may be exercised in part on multiple occasions.

Amount paid per option:	Nil

Exercise Price:	$13.87 per share

Expiry date of option:	28 February 2013 (“End Date”)

Period for which option is restricted / Option exercise:

The option is subject to a performance period of between 3 and 5 years and certain performance requirements based on Westpac’s total shareholder return when compared against similar returns of a peer group.  The peer group will, at the time the comparison is to be made, consist of the first 50 entities out of a group of 100 industrial companies in the S&P/ASX 200 Index (identified at the commencement of the performance period, excluding Westpac, having the largest market capitalisation and ranked in descending order from highest to lowest) that at that time remain listed on the ASX).

Subject to satisfaction of performance requirements, the option may be exercised during the exercise period.  The option may only be exercised on and from the First Exercise Date (as defined in the Agreement) until the End Date.  The first eligible date for vesting is 1 March 2006.  If not exercised by the End Date, the option will lapse.

Ranking for dividends:	The option is not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of the option rank immediately for dividends.

Listing and transferability:	The option will not be listed and is not transferable.

Treatment upon retirement, resignation and death:

On retirement (with the board’s consent, prior to the First Exercise date), death, total and permanent disablement or resignation, the option may be exercised at any time in relation to a number of shares and during periods, both of which will differ depending on the timing and the circumstances that brought about the cessation of employment.

Treatment upon dismissal:	On dismissal for cause:

(a) prior to the First Exercise Date, the option will lapse; and

(b)     on and after the First Exercise Date, the option must be exercised, in relation to the shares (if any) that have vested as a result of the performance hurdles being met, within the earlier to occur of three months of the date of dismissal and the End Date.

Treatment upon material change in duties/status and termination without cause:

If there is a material change in status or the duties of the Chief Executive Officer or the Chief Executive Officer’s employment is terminated without cause, the option may be exercised at any time through to the End Date.  The number of shares in respect of which the option may be exercised will depend upon the timing of the change in duties/status or termination;  if before the First Exercise Date, the option may be exercised in respect of all the shares (without regard to the performance requirements);  and, if on or after the First Exercise Date, in respect of that number of shares (if any) that vested as a result of the performance requirements being met.

Yours faithfully

Michelle Marchhart

Head of Group Secretariat